State Street Bank and Trust Company

Legal Administration Services Department

P.O. Box 5049

Boston, MA 02206-5049

June 13, 2013

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Munder Series Trust (“Registrant”), File No. 333-102943; Post-Effective Amendment (“PEA”) No. 48 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Ganley:

We are writing in response to comments provided by staff of the Securities and Exchange Commission (“SEC”) telephonically to Francine S. Hayes on Monday, June 3, 2013 with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“SEC”) on April 17, 2013, and included the prospectus and statement of additional information (“SAI”) with respect to one series of the Registrant, Munder Emerging Markets Small-Cap Fund (the “Fund”).  On behalf of the Registrant, we have set out below the SEC staff’s comments, along with our responses.

Prospectus

Summary - Fees & Expenses of the Fund (Page 1)

1.                                      Comment:  Currently, there is a footnote (b) to the fee table.  Footnote (b) states that 1.00% deferred sales charge, also known as a contingent deferred sales charge (CDSC), applies to redemptions of Class A shares within one year of purchase if purchased with no initial sales charge as part of an investment of $1 million or more and if the Fund’s distributor paid a sales commission on the purchase.  Please move 1.00% into the fee table for Class A shares and remove the footnote to the table.

Response:  The Registrant believes that it is appropriate to show the 1.00% deferred sales charge on Class A shares in a footnote because it is only applies to a limited number of shareholders based on their particular circumstances.  In addition, the Registrant believes that the content of footnote (b) is permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which permits a narrative explanation of sales charges.  This disclosure is also consistent with corresponding footnotes to the fee tables in prospectuses for other series of the Registrant.  Therefore, the Registrant will not be revising this disclosure.

2.                                      Comment:  Currently, there is a footnote (d) to the fee table.  Footnote (d) discloses the terms of the Expense Limitation Agreement.  The footnote is lengthy.  Please consider revising and simplifying the disclosure.

Response:  The Registrant believes that the disclosure contained in footnote (d) is necessary to provide complete information about the terms of the Expense Limitation Agreement.  Therefore, the Registrant will not be revising this disclosure.

Summary - Principal Investment Strategies (Page 1)

3.                                      Comment:  Currently, the first paragraph states: “Under normal circumstances, at least 80% of the Fund’s assets will be in securities of companies that are tied economically to emerging markets countries.  In addition, under normal circumstances, at least 80% of the Fund’s assets will be invested in securities of small-capitalization companies.”  Pursuant to Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), a fund is required to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund’s name.  The SEC notes that the 80% investment test of the Fund’s assets is applicable for one circumstance.  As such, there should not be two 80% investment tests for the Fund’s assets, one for investments in securities of companies that are tied economically to emerging markets countries and the other for investments in securities of small-capitalization companies.  Please revise accordingly.

Response:  The Registrant will revise the disclosure as follows:

Under normal circumstances, at least 80% of the Fund’s assets will be in securities of small-capitalization companies that are tied economically to emerging markets countries.

Summary - Principal Investment Strategies (Page 2)

4.                                      Comment:  Currently, the Registrant discloses information in this section regarding the S&P Emerging Plus SmallCap Index, MSCI Emerging Markets Small Cap Index, and S&P Emerging Broad Market Index (BMI) plus Korea.  The disclosure is unclear.  Please consider simplifying the disclosure to include only information relevant to applicable index.  In addition, the disclosure regarding the number of countries the Fund may invest in is unclear.  Is the total number of countries the Fund may invest in 41 (20 countries represented in the S&P® Emerging BMI and Korea and the 21 countries represented in the MSCI Emerging Markets Index) or is there overlap amongst the countries?  Please consider revising to list the countries.

Response:  The Registrant will revise the disclosure as follows:

In selecting emerging market small-capitalization investments for the Fund, the advisor employs a bottom-up investment approach that emphasizes individual stock selection.  The advisor’s investment process uses a combination of quantitative and traditional qualitative, fundamental analysis to identify companies exhibiting improving business momentum and attractive valuations.  The stock selection process is designed to produce a diversified portfolio that, relative to the S&P® Emerging Plus SmallCap Index and the MSCI Emerging Markets Small Cap Index, tends to have a below-average price-to-earnings ratio and an above-average earnings growth trend. However, the Fund is not designed to replicate the performance of either of those indexes.

The advisor considers emerging markets countries to be the countries represented in the S&P® Emerging Plus SmallCap Index and the MSCI Emerging Markets Small Cap Index.  For purposes of this Fund, a small-capitalization company is any company with a market capitalization that is within the smallest 15% (based on market capitalization) of companies from each emerging markets country.

5.                                      Comment:  Currently, the Registrant discloses in the fifth paragraph that the Fund may also invest, to a limited extent, in companies from other countries and in securities of larger capitalization companies.  Will the Fund invest in other emerging market countries or developed countries?  Please disclose the definition of “other.”

Response:  The Registrant will revise the disclosure as follows:

The Fund may also invest, to a limited extent, in companies from countries other than emerging markets countries and in securities of larger capitalization companies.

6.                                      Comment:  To the extent that the Fund invests in derivatives, please provide appropriate disclosures in the principal investment strategies section and in the principal investment risks section.  The Prospectus disclosure must conform to the instructions in the letter to the Investment Company Institute dated July 30, 2010(1) (“Derivatives Disclosure Letter”).

Response:  The Registrant believes that the disclosure currently in the Prospectus is consistent with the views set forth in the Derivatives Disclosure Letter and reflects the Fund’s principal investment strategies and principal risks with respect to any investments in derivatives.

(1)  The letter is available on the SEC’s website at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

7.                                      Comment:  Please confirm that the Fund will comply with Section 18(f) of the 1940 Act with respect to covering its obligations under senior securities transactions.

Response:  The staff of the SEC has stated that it would not raise the issue of compliance with Section 18(f) of the 1940 Act if a fund “covers” its obligations under Senior Securities Transactions by maintaining a segregated account on the books of the fund’s custodian, subject to certain conditions.  (See Securities Trading Practices of Registered Investment Companies; General Statement of Policy, Investment Company Act Release No. 10666 (April 18, 1979))

The Registrant has adopted Asset Coverage Policies and Procedures for Certain Investment Transactions to comply with Section 18 of the 1940 Act.

Summary - Principal Risks (Page 2)

8.                                      Comment:  Currently, there is a “Geographic Focus Risk.”  A particular index may have holdings that are weighted more in a particular country.  For example, the S&P Emerging Broad Market Index may have holdings that are more than 25% in Taiwan.  Does the Fund intend to track a particular index and weight such holdings to be similar to the index?  If yes, please consider including a country specific risk in this section.

Response:  While the Fund does not intend to track a particular index, the advisor’s investment strategy seeks to control risk by adhering to portfolio constraints relative to the Fund’s benchmark.  Currently, there are no countries that represent 25% or more of the Fund’s benchmark.  The Registrant will revise the disclosure as follows:

Geographic Focus Risk

The country allocation of the Fund’s investments will tend to closely approximate the country allocation of the Fund’s benchmark. The Fund’s benchmark may focus its exposure in one or more countries or regions and, as a result, the Fund may invest a substantial portion of its assets within one or more countries or geographic regions. When the Fund focuses its investments in a country or countries, it is particularly susceptible to the impact of market, economic, political, regulatory and other factors affecting those countries.  Additionally, the Fund’s performance may be more volatile when the Fund’s investments are focused in a country or countries.

SAI

Management of the Fund-Leadership Structure of the Fund (Page 21)

9.                                      Comment.  Item 17(b)(1) of Form N-1A requires that the Registrant briefly describe the leadership structure of the Fund’s board including why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.  Please revise disclosure accordingly.

Response:  The Registrant believes that the current disclosure satisfies the requirements of Item 17(b)(1) of Form N-1A.  Therefore, the Registrant will not be revising this disclosure.

*                                         *                                         *                                         *                                         *

The Registrant intends to include disclosure in accordance with the foregoing responses in PEA No. 49 to the Registrant’s Registration Statement on Form N-1A, which the Registrant intends to file via EDGAR pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

You requested that the Registrant make certain representations concerning the Amendment and the response being made to the comments received.  These representations are included as an exhibit to this letter.

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes

cc:                                S. Shenkenberg

A. Eisenbeis

EXHIBIT

Munder Series Trust

480 Pierce Street

Birmingham, MI  48009

Via EDGAR Correspondence

June 13, 2013

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Munder Series Trust (“Registrant”), SEC File No. 333-102943; Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Ganley:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;

•                  comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Amendment reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendment; and

•                  the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on June 3, 2013.  Please do not hesitate to contact me at (248) 647-9200 if you have any questions concerning the foregoing.

Sincerely,
/s/ Stephen J. Shenkenberg
Stephen J. Shenkenberg